Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010	Telephone +1 212-325-2000 Fax +1 212-325-7924
Media Release October 19, 2023
Credit Suisse Announces the Acceleration at its Option of its Previously Delisted VelocitySharesTM ETNs

New York, October 19, 2023 – Credit Suisse AG (“Credit Suisse”) announced today that it will exercise its right to accelerate, at its option, the following VelocitySharesTM Exchange Traded Notes: UGAZF, UGLDF, USLVF, DGLDF, DSLVF, ZIVZF, VIIXF and TVIXF (the “ETNs”). The acceleration date for UGAZF, UGLDF, USLVF, DGLDF and DSLVF is expected to be November 1, 2023. The acceleration date for ZIVZF, VIIXF and TVIXF is expected to be October 31, 2023.

The ETNs were delisted from their primary listing exchanges in July 2020. Concurrent with such delistings, Credit Suisse also suspended further issuances of the ETNs. Following the delisting from such exchanges, the ETNs traded on an over-the-counter basis.

As described in the related pricing supplements for the ETNs, Credit Suisse, as the issuer of the ETNs, may at its option accelerate all issued and outstanding ETNs of each series. Credit Suisse will exercise this right with respect to the ETNs by delivering a notice of optional acceleration via the Depository Trust Company on October 19, 2023.

Title of ETN	ETN Symbol	ETN CUSIP
VelocityShares 3x Long Natural Gas ETNs linked to the S&P GSCI Natural Gas Index ER due February 9, 2032	UGAZF	22539T183
VelocityShares 3x Long Gold ETNs linked to the S&P GSCI Gold Index ER due October 14, 2031	UGLDF	22542D316
VelocityShares 3x Long Silver ETNs linked to the S&P GSCI Silver Index ER due October 14, 2031	USLVF	22542D290
VelocityShares 3x Inverse Gold ETNs linked to the S&P GSCI Gold Index ER due October 14, 2031	DGLDF	22542D670
VelocityShares 3x Inverse Silver ETNs linked to the S&P GSCI Silver Index ER due October 14, 2031	DSLVF	22542D654
VelocityShares Daily Inverse VIX Medium Term ETNs linked to the S&P 500 VIX Mid-Term Futures Index due December 4, 2030	ZIVZF	22542D829
VelocityShares VIX Short Term ETNs linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030	VIIXF	22542D266
VelocityShares Daily 2x VIX Short Term ETNs linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030	TVIXF	22542D258

Media Release
October 19, 2023 Page 2/3

On the acceleration date listed in the table below, investors in the following ETNs will receive a cash payment per ETN equal to the arithmetic average of the relevant ETN’s closing indicative values (“CIV”) during the five-trading-day accelerated valuation period.

ETN Symbol	Accelerated Valuation Period	Acceleration Date
UGAZF	October 23, 2023 to October 27, 2023	November 1, 2023
UGLDF	October 23, 2023 to October 27, 2023	November 1, 2023
USLVF	October 23, 2023 to October 27, 2023	November 1, 2023
DGLDF	October 23, 2023 to October 27, 2023	November 1, 2023
DSLVF	October 23, 2023 to October 27, 2023	November 1, 2023

On the acceleration date listed in the table below, investors in the following ETNs will receive a cash payment per ETN equal to the relevant ETN’s CIV on the accelerated valuation date.

ETN Symbol	Accelerated Valuation Date	Acceleration Date
ZIVZF	October 26, 2023	October 31, 2023
VIIXF	October 26, 2023	October 31, 2023
TVIXF	October 26, 2023	October 31, 2023

The CIV of an ETN, which is used to determine the amount of the cash payment upon acceleration of the ETN, is not the same as the trading price of the ETN. Each ETN’s CIV is published under the Bloomberg symbol listed in the table below or can be found on the VelocityShares website at http://www.velocityshares.com/etns/.

ETN Symbol	Bloomberg CIV Symbol
UGAZF	UGAZIV
UGLDF	UGLDIV
USLVF	USLVIV
DGLDF	DGLDIV
DSLVF	DSLVIV
ZIVZF	ZIVIV
VIIXF	VIIXIV
TVIXF	TVIXIV

For more information about the accelerated redemption amount for the ETNs, see “Key Terms— Acceleration at Our Option or Upon Acceleration Event” in the relevant pricing supplement. The relevant ETN pricing supplement can be accessed on the SEC website at www.sec.gov or by clicking on the hyperlinks below.

UGAZF: https://www.sec.gov/Archives/edgar/data/1053092/000095010320012010/dp130569_424b2-vlsetn3a54.htm

Media Release
October 19, 2023 Page 3/3

UGLDF, USLVF, DGLDF and DSLVF:

https://www.sec.gov/Archives/edgar/data/1053092/000095010320012009/dp130575_424b2-vlsetn2a28.htm

ZIVZF, VIIXF and TVIXF:

https://www.sec.gov/Archives/edgar/data/1053092/000095010320012007/dp130570_424b2-vlsetn1vixa63.htm

Investors who buy the ETNs at any time for an amount that is greater than the cash amount due upon acceleration of the relevant ETNs (including paying any premium to such cash amount) will suffer a loss on their investment. Furthermore, investors who sell the ETNs at any time for an amount that is less than the cash amount due upon acceleration of the relevant ETNs (including selling at any discount to such cash amount) will suffer a loss. Any loss could be significant. Investors will not receive any compensation for the loss of the investment opportunity of holding the ETNs, and investors may be unable to invest in other securities with a similar level of risk and/or that provide a similar investment opportunity as the ETNs. For more information , see “Risk Factors” in the applicable pricing supplement.

None of the other ETNs issued by Credit Suisse are affected by this announcement. All dates referenced above are subject to change, including postponement due to certain events.

Press Contact

Vanita Sehgal, Credit Suisse, vanita.sehgal@credit-suisse.com

Credit Suisse ETNs

Telephone: +1 800 320 1225, Email: ETN.Desk@credit-suisse.com

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